DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

May 12, 2017

VIA: ELECTRONIC DELIVERY

Tom Kluck

Kasey Robinson

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission
100 F Street, NE

Mail Stop 3010 CF/AD8

Washington DC 20549-6010

Re:	Phillips Edison Grocery Center REIT III, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted March 24, 2017
CIK No. 0001688016

Dear Mr. Kluck and Ms. Robinson:

On behalf of our client, Phillips Edison Grocery Center REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

The Registration Statement includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Jeffrey Edison, Chief Executive Officer of the Company, dated April 19, 2017 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of the Registration Statement along with four additional copies marked to show changes from the Company’s Amendment No. 1 to Draft Registration Statement on Form S-11, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of the Registration Statement.

General

1.	We note your response to comment 13. Please revise to include a dilution table and a table that shows a comparison of the public contribution under the proposed public offering and the effective cash contribution of insiders. Please refer to Item 506 of Regulation S-K.

Response: The Company respectfully submits that because the offering is a “best-efforts” offering in which the dealer manager is not required to sell any specific number or dollar amount of shares in the offering, the dilution table requested by Item 506 would be misleading to investors and further, would not be material to an investment decision for the reasons discussed below.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

May 12, 2017

Page Two

The Company is registering the offer and sale of $1.5 billion in shares, in any combination of its Class T and Class I common stock (excluding the $200 million distribution reinvestment plan offering). As of the date of this filing, the Company has raised approximately $8.8 million in its private offering at an average purchase price that is less than the public offering purchase price of Class T shares. Some of the shares sold in the Company’s private offering were purchased by the Company’s officers, directors and promoters at a discount. These amounts presented in a dilution table that assumes all $1.5 billion registered shares are sold would potentially misrepresent the dilutive effect of the prior sales as there is no guarantee the Company will raise the full $1.5 billion registered.

In order to appropriately disclose the effect of the prior sales at purchase prices below the current public offering price, the Company has included risk factor disclosure regarding the current net tangible book value of its shares, as opposed to the value after the distribution of the registered securities as requested by Item 506. This risk factor is copied below. We respectfully note that this disclosure is consistent with the guidance provided under the “Dilution” paragraph in CF Disclosure Guidance: Topic No. 6 (“Topic 6”) in which the Division of Corporate Finance notes: “Since there is no trading market through which the shares are valued, investors must make their own assessment of the relationship between the offering price and the value of the [non-traded REIT] shares. A key part of this analysis is to understand the extent to which the value of the shares has been diluted below the offering price from the time of the inception of the REIT to the time of investment.” In addition, this disclosure is consistent with the disclosures provided by other similarly situated non-traded REITs conducting a best efforts offering where the amount of securities to be sold in the offering is unknown. Please note that in this disclosure the Company specifically discusses the average purchase price and average net proceeds received by the Company as a result of the sale of Class A shares of its common stock prior to commencement of the public offering.

Because the current offering prices for our Class T and Class I shares in this public offering exceed the net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.

We are offering shares of our Class T common stock and our Class I common stock in this primary public offering at $10.00 and $9.15 per share, respectively. Our current public offering prices for our Class T and Class I shares exceed our net tangible book value per share, which amount is the same for both classes and is equivalent to the net tangible book value per share of our Class A common stock. Our net tangible book value per share is calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering and our primary private offering, including selling commissions and fees reallowed by our dealer manager to participating broker dealers, (ii) the incursion by our advisor of approximately $1.9 million in reimbursable organization and other offering costs (which exclude selling commissions and dealer manager fees) on our behalf in connection with our private offering, (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition and management of our investments, (iv) general and administrative expenses, (v) accumulated depreciation and amortization of real estate investments, (vi) the sale of approximately 0.9 million shares of our Class A common stock in private transactions at an average purchase price of approximately $9.47 per share for which we received average net proceeds of approximately $9.00 per share, (vii) the payment of distributions to Class A stockholders that exceed our cash flow from operations, and (viii) the issuance of stock dividends to Class A stockholders. To the extent that we reimburse our advisor for organization and offering expenses incurred in connection with our private offering, we will reimburse our advisor using the proceeds from our private offering. As of December 31, 2016, the net tangible book value per share for our Class A common stock, which was the only class outstanding as of December 31, 2016, was $8.22.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

May 12, 2017

Page Three

Prospectus Cover Page

2.	We note your disclosure in footnote 4 that your Advisor will also pay dealer manager fees of 2% of the gross proceeds from Class T shares and 1.5% of the gross proceeds from Class I shares. In light of your revisions to the table, please revise footnote 4 to clarify that these fees are reflected in the table, and are not in addition to the fees reflected in the table. Please also adjust the amount in the net proceeds column to reflect the dealer manager fee or advise us why such revision is not necessary.

Response: Footnote 4 has been revised as requested. Please see the cover page of the prospectus filed with the Registration Statement.

Please note that the amounts in the net proceeds column reflect the dealer manager fees to be paid by the Company in connection with the sale of Class T shares. Such amounts have not been reduced for the portion of the dealer manager fees to be paid by the advisor, as the payment of such portion of the dealer manager fees by the advisor will not reduce net proceeds received by the Company.

Prospectus Summary

3.	We note your response to comment 7. We also note your disclosure on pages 6 and 7 regarding performance and portfolio valuation information for your Phillips Edison sponsor and your Griffin sponsor. Please remove from the summary section the performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary. If such disclosure is included elsewhere in the prospectus, please clarify in greater detail how transaction value and asset value is calculated.

Response: The Prospectus Summary has been revised as requested. Please see pages 6 and 7 of the prospectus filed with the Registration Statement. Such information for the Phillips Edison sponsor is not disclosed elsewhere in the prospectus. Such information for the Griffin sponsor is disclosed on page 82 of the prospectus. The “transaction value” attributed to the senior executives of the Griffin sponsor consists of the following components: (1) an aggregate of approximately $16.2 billion of real estate transactions attributed to the experience of Griffin’s senior executives prior to their affiliation with the Griffin sponsor; (2) an aggregate of approximately $3.2 billion of acquisitions made by Griffin Capital Essential Asset REIT, Inc. through 2016; (3) an aggregate of approximately $1.2 billion of acquisitions made by Griffin Capital Essential Asset REIT II, Inc. through 2016; (4) an aggregate of approximately $2.8 billion of acquisitions made by Griffin-America Healthcare REIT III, Inc. through 2016; and (5) an aggregate of approximately $138.8 million of acquisitions made by Griffin-America Healthcare REIT IV, Inc. through 2016.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

May 12, 2017

Page Four

The “$7.3 billion in asset value” attributed to the Griffin sponsor and its affiliates consists of the following components: (1) approximately $3.2 billion of assets under management owned by Griffin Capital Essential Asset REIT, Inc. as of December 31, 2016; (2) approximately $1.2 billion of assets under management owned by Griffin Capital Essential Asset REIT II, Inc. as of December 31, 2016; (3) approximately $2.8 billion of assets under management owned by Griffin-America Healthcare REIT III, Inc. as of December 31, 2016; and (4) approximately $138.8 million of assets under management owned by Griffin-America Healthcare REIT IV, Inc. as of December 31, 2016.

How many real estate investments do you currently own?, page 15

4.	We note your response to comment 8 and reissue the portion of that comment seeking disclosure in an appropriate section of the information required by Item 14(b) and (e) of Form S-11 for the Publix at St. Cloud property.

Response: The disclosure has been revised as requested. Please see pages 16 and 17 of the prospectus filed with the Registration Statement.

Who can invest in each class of our common stock and what are the differences...?, page 19

5.	We note your response to comment 9. Please revise your disclosure to clarify the nature of the adjustments that will be made to calculate the liquidating distributions payable to holders of Class A, Class T and Class I shares, respectively.

Response: Please note that the Company has revised the structure of its Class T shares such that stockholder servicing fees will be treated as class-specific expenses that will impact the amount of distributions paid with respect to Class T shares and may impact the calculation of the net asset value per share of the Class T shares. The Company has revised the disclosure in its prospectus accordingly. Please see pages 21 and 178 of the prospectus filed with the Registration Statement.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

May 12, 2017

Page Five

Prior Performance Summary, page 126

6.	Please update your prior performance summary and tables in Appendix A through December 31, 2016.

Response: The disclosure has been revised as requested. Please see pages 125 through 146 and Appendix A to the prospectus filed with the Registration Statement.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Organization and Offering Costs, page F-8

7.	We note your updated disclosure pertaining to comment 16. Please continue your revisions to clearly disclose your full accounting policy for organization and offering expenses. Refer to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.

Response: We note that as the Company’s public offering has not yet commenced, and the Company had raised only a minimal amount of proceeds in its private placement as of December 31, 2016, none of the organization and offering costs (with the exception of an immaterial amount of costs that relate to organizational expenses incurred in connection with the initial organization of the Company) had been billed to the Company by its advisor as of December 31, 2016, nor have they been billed to the Company to date.

In determining how such organization and offering expenses should be presented in the Company’s financial statements, we note that Section 7210.1 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) states: “Organizational and offering costs paid for by a related party should be reflected in the financial statements of the registrant where those costs will be directly or indirectly reimbursed. In the absence of an obligation or intent to reimburse directly or indirectly, the staff will not insist on inclusion of these amounts in the issuer’s financial statements.”

Given the pace of fundraising in the Company’s ongoing private placement and based upon discussions with management of the advisor, the Company does not believe that the advisor will demand reimbursement of these organization and offering expenses incurred before commencement of the initial public offering and before significant offering proceeds are raised in the ongoing private placement. Pursuant to the terms of the advisory agreement between the advisor and the Company, we acknowledge that this does not indicate that the advisor may not seek reimbursement of these costs before the commencement of the initial public offering and before significant offering proceeds have been raised in the private placement. However, as of December 31, 2016 and to date, the Company does not believe that these costs represent a liability of the Company.

The disclosure has been revised to provide additional information in this regard. Please see page F-8 of the prospectus filed with the Registration Statement.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

May 12, 2017

Page Six

Note 9. Related-Party Transactions, page F-15

Advisory Agreement, page F-15

8.	We note your disclosure stating that your advisor intends to only seek reimbursement for organization and offering costs up to 1% of gross offering proceeds. However, in other areas of the document you state that you will reimburse any amounts the advisor pays for organization and offering expenses in excess of 1.0% up to a maximum of 3.5% of gross offering proceeds. Please reconcile these statements and update your document accordingly.

Response: The disclosure has been revised to remove the statement regarding the advisor’s intention to only seek reimbursement for organization and offering costs up to 1% of gross offering proceeds. Please see page F-15 of the prospectus filed with the Registration Statement.

Draft 5.1 Opinion

9.	We note counsel assumes, upon the issuance of any of the shares of common stock, the total number of shares issued and outstanding will not exceed the total number of shares that the registrant is then authorized to issue under the charter. Please have counsel revise assumption 7 to clarify that you have sufficient authorized shares as of the date of the opinion or advise. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission’s website.

Response: DLA Piper LLP (US) has revised its legal opinion as requested. Please see Exhibit 5.1 to the Registration Statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

May 12, 2017

Page Seven

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by e-mail at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner